**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 22, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Audentes Therapeutics, Inc.**

**File No. 1-37833 - CF#35433**

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Audentes Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2017.

Based on representations by Audentes Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.2 | through August 10, 2027 |
| Exhibit 10.3 | through August 10, 2027 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary